Lincoln Educational Services Corporation

200 Executive Drive, Suite 340

West Orange, New Jersey 07052

June 20, 2005

Via Facsimile and EDGAR

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention:	Ms. Michele M. Anderson
Legal Branch Chief

Re:	Lincoln Educational Services Corporation
Registration Statement on Form S-1, as amended,
Registration No. 333-123644

Dear Ms. Anderson:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), Lincoln Educational Services Corporation, a New Jersey corporation (the “Company”), hereby requests that the effective date for the Company’s Registration Statement on Form S-1 referred to above be accelerated so that it will become effective at 2:00 p.m., Eastern Standard Time on June 22, 2005.

The Company acknowledges that should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement.  In addition, the Company acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement.  The Company further acknowledges that it may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would appreciate if, as soon as the Registration Statement has become effective, you would so inform Ferdinand J. Erker at Shearman & Sterling LLP at (212) 848-8167.

Very truly yours,

Lincoln Educational Services Corporation

By:	/s/ David F. Carney
Name:	David F. Carney
Title:	Chief Executive Officer and Chairman of the Board

[Merrill Lynch & Co. Letterhead]

June 20, 2005

Securities and Exchange Commission

450 Fifth Street, NW

Washington, D.C. 20549

Re:          Lincoln Educational Services Corporation

Registration Statement No. 333-123644

Gentlemen:

On behalf of the underwriters, we hereby join the company and the selling shareholders in requesting that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 2:00 p.m. e.d.t. on June 22, 2005, or as soon thereafter as possible, pursuant to Rule 430A.

The Underwriters of the above issue were advised by invitation wire and in subsequent underwriting papers that they must comply with the provisions of SEC Release No. 33-4968 of the 1933 Act and Rule 15c2-8 under the 1934 Act.  Copies of the Preliminary Prospectus have been or will be made available in sufficient time for distribution to all prospective purchasers no less than 48 hours prior to the time it is expected confirmations will be mailed.  The undersigned, as Representatives, have and will, and each underwriter and each dealer has advised the undersigned that it has and will comply with Release No. 33-4968 of the 1933 Act and Rule 15c2-8 under the 1934 Act.

In connection with the foregoing, please be advised that the undersigned have effected approximately the following distribution of copies of the Preliminary Prospectus dated June 7, 2005.

N.Y.S.E.	1
Financial Services and Publications	15
N.A.S.D.	5
Underwriters	7,830
Dealers	21
Individuals & Corporations	903
MLPF&S Inc. Branch Offices	5,114
TOTAL	13,889	Copies

Very truly yours,

MERRILL LYNCH & CO.
MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
BANC OF AMERICA SECURITIES LLC
LEHMAN BROTHERS INC.
HARRIS NESBITT CORP.
JEFFERIES & COMPANY, INC.
ROBERT W. BAIRD & CO. INCORPORATED
As Representatives

By: MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/S/ HUGH H. HAYNES
Name: Hugh H. Haynes
Title: Authorized Signatory